Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

Voya MAP Plus NP℠

Supplement dated September 28, 2017 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2017, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

Effective November 1, 2017, Class R4 Shares of the Columbia Diversified Equity Income Fund and Class R4 Shares of the Columbia High Yield Bond Fund will be renamed to Advisor Class. All references to the Class R4 Shares in the Columbia Diversified Equity Income Fund and the Columbia High Yield Bond Fund in the Contract Prospectus and Contract Prospectus Summary will be deleted and replaced with Advisor Class.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***